Data through June 30, 2011 Reprinted by permission of Morningstar.

Conestoga Small Cap

Ticker	Status	Yield	Total Assets	Mstar Category
CCASX	Open	0.0%	$156.6 mil	Small Growth

Governance and Management

Stewardship Grade:

Portfolio Manager(s)

William Martindale and Robert Mitchell have run this fund since its 2002 inception. They've worked together, employing this approach, since Mitchell joined Martindale's previous firm in 1995. Martindale formed that company (Martindale Andres) in 1989; he was previously a Dean Witter broker for 20 years and began specializing in small caps there. Joe Monahan and Dave Lawson support the team, and joined Conestoga in 2008 from McHugh Associates.

Strategy

This fund's managers take a relatively conservative approach to the small-growth universe. They like companies with strong franchises, solid returns on equity, and management teams with sound strategies that sell cheaply relative to their growth potential. The managers invest with conviction; they hold only 40 to 50 stocks and tend to hang on to their picks for three to four years, on average.

Historical Profile

Return Above Avg
Risk Low
Rating ★★★★★ Highest

Investment Style
Equity
Stock %

2003	2004	2005	2006	2007	2008	2009	2010
90%	97%	97%	93%	96%	98%	95%	96%

▼ Manager Change
▽ Partial Manager Change


22.6
19.0
16.0
13.0
10.0
Growth of $10,000
Investment Values of Fund
Investment Values of S&P 500

Performance Quartile (within Category)

2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	06-11	History
—	—	10.48	14.01	16.36	16.95	18.44	19.11	13.82	17.84	22.12	24.79	NAV
—	—	—	33.60	18.83	4.39	9.45	6.43	-27.38	29.09	23.99	12.07	Total Return %
—	—	—	4.92	7.95	-0.52	-6.34	0.94	9.62	2.63	8.93	6.05	+/-S&P 500
—	—	—	-14.94	4.52	0.24	-3.90	-0.62	11.16	-5.38	-5.10	3.48	+/-Russ 2000 Gr
—	—	—	0.00	0.00	0.00	0.00	0.19	0.29	0.00	0.00	0.00	Income Return %
—	—	—	33.60	18.83	4.39	9.45	6.24	-27.67	29.09	23.99	12.07	Capital Return %
—	—	—	87	18	65	58	55	2	74	71	19	Total Rtn % Rank Cat
—	—	0.00	0.00	0.00	0.00	0.00	0.03	0.05	0.00	0.00	0.00	Income $
—	—	0.01	0.00	0.27	0.13	0.11	0.49	0.00	0.00	0.00	0.00	Capital Gains $
—	—	—	1.54	1.60	1.35	1.35	1.15	1.10	1.10	1.10	—	Expense Ratio %
—	—	—	-0.85	-0.43	-0.35	-0.26	-0.01	0.39	0.01	-0.26	—	Income Ratio %
—	—	—	32	26	24	19	14	23	14	23	—	Turnover Rate %
—	—	2	4	5	11	21	30	33	79	126	157	Net Assets $mil

Performance 06-30-11

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
2007	2.39	4.71	2.53	-3.18	6.43
2008	-8.22	0.80	0.00	-21.51	-27.38
2009	-7.96	19.10	11.68	5.44	29.09
2010	2.24	-5.04	11.32	14.73	23.99
2011	8.77	3.03	—	—	—

Trailing	Total Return%	+/- S&P 500	+/- Russ 2000 Gr	%Rank Cat	Growth of $10,000
3 Mo	3.03	2.93	3.62	7	10,303
6 Mo	12.07	6.05	3.48	19	11,207
1 Yr	43.13	12.44	-0.37	46	14,313
3 Yr Avg	12.08	8.74	3.73	13	14,079
5 Yr Avg	7.36	4.42	1.57	20	14,263
10 Yr Avg	—	—	—	—	—
15 Yr Avg	—	—	—	—	—

Tax Analysis	Tax-Adj Rtn%	%Rank Cat	Tax-Cost Rat	%Rank Cat
3 Yr (estimated)	12.03	13	0.05	64
5 Yr (estimated)	7.18	13	0.17	17
10 Yr (estimated)	—	—	—	—

Potential Capital Gain Exposure: 31% of assets

Rating and Risk

Time Period	Load-Adj Return %	Morningstar Rtn vs Cat	Morningstar Risk vs Cat	Morningstar Risk-Adj Rating
1 Yr	43.13			
3 Yr	12.08	+Avg	Low	★★★★★
5 Yr	7.36	+Avg	Low	★★★★★
10 Yr	—	—	—	—
Incept	11.74			

Other Measures	Standard Index S&P 500	Best Fit Index Russ 2000 Gr
Alpha	8.6	4.3
Beta	0.99	0.82
R-Squared	84	97

Standard Deviation	22.83
Mean	12.08
Sharpe Ratio	0.60

Portfolio Analysis 05-31-11

Share change since 04-11 Total Stocks:44	Sector	PE	Tot Ret%	% Assets
Sun Hydraulics, Inc.	Industrl	29.1	26.98	4.43
⊕ CoStar Group, Inc.	Real Est	82.6	2.99	3.99
Carbo Ceramics, Inc.	Energy	41.7	57.77	3.82
⊕ Bottomline Technologies,	Technology	113.6	13.82	3.80
Raven Industries, Inc.	Technology	23.3	17.57	3.12
⊕ NVE Corporation	Technology	21.2	1.07	3.00
Simpson Manufacturing	Industrl	35.3	-2.64	2.87
Tyler Technologies, Inc.	Technology	36.0	29.00	2.74
Quality Systems, Inc.	Technology	41.1	26.04	2.68
Hittite Microwave Corpor	Technology	23.1	1.43	2.66
Iconix Brand Group, Inc.	Cnsmr Cyc	17.2	25.32	2.64
⊕ Advent Software, Inc.	Technology	55.3	-2.73	2.63
⊕ Meridian Bioscience, Inc	Hlth care	39.7	5.74	2.63
comScore, Inc.	Industrl	—	15.94	2.62
⊕ Westwood Holdings Group,	Finan Svs	22.3	-2.90	2.61
Morningstar, Inc.	Industrl	34.7	14.60	2.43
Abaxis Corp	—	—	—	2.36
Align Technology, Inc.	Hlth care	23.8	16.68	2.35
Sourcefire, Inc.	Technology	43.9	14.62	2.30
Advisory Board Company	Industrl	51.3	21.52	2.27

Current Investment Style

Value Blnd Growth / Large Mid Small

Market Cap	%
Giant	0.0
Large	0.0
Mid	19.8
Small	68.8
Micro	11.3
Avg $mil: 1,251	

Value Measures		Rel Category
Price/Earnings	28.02	1.31
Price/Book	3.78	1.41
Price/Sales	3.61	2.39
Price/Cash Flow	17.30	1.79
Dividend Yield %	1.51	1.29

Growth Measures	%	Rel Category
Long-Term Erngs	18.13	1.18
Book Value	12.87	2.48
Sales	8.22	3.57
Cash Flow	5.75	6.39
Historical Erngs	8.37	1.23

Profitability	%	Rel Category
Return on Equity	16.91	1.32
Return on Assets	11.89	2.04
Net Margin	14.32	2.01

Sector Weightings	% of Stocks	Rel S&P 500	3 Year High	3 Year Low
Cyclical	9.79	0.34		
BasicMat	0.00	0.00	30	10
CnsmrCyc	2.88	0.33	13	5
FinanSvs	2.49	0.15	2	0
Real Est	4.42	3.35	4	0
Sensitive	74.39	0.50		
CommSrvs	0.00	0.00	9	3
Energy	8.96	0.84	5	1
Industrl	26.42	2.37	23	7
Technlgy	39.01	2.22	10	3
Defensive	15.83	1.89		
CnsmrDef	3.99	0.33	17	11
Hlthcare	11.84	1.00	7	0
Utilities	0.00	0.00	30	18

Composition - Net



Cash	3.4
Stocks	96.6
Bonds	0.0
Foreign (% of Stock)	3.5

Morningstar's Take by Janet Yang 06-16-11

Conestoga Small Cap maintains a steady presence amid an often turbulent asset class.

Comanagers William Martindale and Robert Mitchell invest with a focus on companies with sustainable competitive advantages, strong balance sheets, and the potential to appreciate by at least 100% over a three- to five-year period. Martindale and Mitchell recently initiated a position in ingredient and chemical manufacturer, Balchem. The managers see much growth potential in this debt-free firm, which recently branched out to the natural gas industry from its traditional agriculture and pharmaceuticals customer base.

The team's high-quality bent has resulted in a relatively lower volatility fund, despite traits typically associated with greater risk. For example, the fund is relatively concentrated, with just 45 to 50 stocks compared with the 145 stocks in the average actively managed small growth fund. The managers also pay little attention to the Russell 2000 Growth Index's sector weightings (though, this only speaks to relative risk). The fund usually has a marked underweighting to consumer discretionary stocks, one of the index's largest sectors, because these firms typically don't have the sustainable advantages that the team prefers. While both traits may cause the fund to fall out of step with the index at times, the team has managed risk well, and the fund has a low Morningstar Risk rating over three- and five-year periods.

The fund's longer-term results are strong, with its high-quality profile characteristically lagging in up markets but more than making up for it in downturns. Over the past five years through May 2011, the fund beats the typical small-growth fund in more than three fourths of down markets but only a third of up markets, resulting in an annualized 7.6% gain that outpaces the category average by over 300 basis points.

Add to that below-average expenses of 1.1%, and this fund should continue to serve long-term investors well.

Address:	259 N Radnor-Chester Rd Radnor, PA 19087 800-320-7790
Web Address:	www.conestogacapital.com
Inception:	10-01-02
Advisor:	Conestoga Capital Advisors, LLC
Subadvisor:	None
NTF Plans:	Fidelity, Schwab OneSource, Vanguard

Minimum Purchase:	$2500	Add: $0	IRA: $2500
Min Auto Inv Plan:	$500	Add: —	
Sales Fees:	No-load		
Management Fee:	1.20%		
Actual Fees:	Mgt:1.20%	Dist: —	
Expense Projections:	3Yr:$380	5Yr:$668	10Yr:$1488
Income Distribution:	Annually		

The Conestoga Small Cap Fund can be purchased fund direct, or is available through most major mutual fund platforms. Please visit www.conestogacapital.com or contact Conestoga Capital Advisors for additional instructions. Conestoga Small Cap Fund characteristics are generated by Morningstar for this Mutual Fund Report. Performance is based upon closing NAV calculation on listed dates and represents past performance. Past performance does not guarantee future results and current performance may be lower or higher than the performance quoted. Performance data includes reinvestment of dividends. Investment returns and principal value of an investment in Conestoga Small Cap Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. For the Fund's daily NAV, list of additional holdings, total return as of the most recent month-end and a copy of the Fund's prospectus, please visit www.conestogacapital.com or call 1-800-320-7790. The prospectus contains information about the Fund's investment objective, risks, charges, and expenses which an investor should consider before investing.